UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 9)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*


                   BROADPOINT GLEACHER SECURITIES GROUP, INC.
            --------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
            --------------------------------------------------------
                         (Title of Class of Securities)


                                    318465101
            --------------------------------------------------------
                                 (CUSIP Number)


                                 Robert H. Weiss
                                 General Counsel
                       MatlinPatterson Global Advisers LLC
                               520 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 651-9525
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 27, 2009
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

 CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     MatlinPatterson FA Acquisition LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                  -0-
                              --------------------------------------------------
                              8   SHARED VOTING POWER
              NUMBER OF
               SHARES             35,568,261
         BENEFICIALLY OWNED   --------------------------------------------------
         BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
               PERSON
                WITH              -0-
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  35,568,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,568,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     MP II Preferred Partners L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                  -0-
                              --------------------------------------------------
                              8   SHARED VOTING POWER
              NUMBER OF
               SHARES             35,568,261
         BENEFICIALLY OWNED   --------------------------------------------------
         BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
               PERSON
                WITH              -0-
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  35,568,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,568,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     MatlinPatterson Asset Management LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                  -0-
                              --------------------------------------------------
                              8   SHARED VOTING POWER
              NUMBER OF
               SHARES             35,568,261
         BENEFICIALLY OWNED   --------------------------------------------------
         BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
               PERSON
                WITH              -0-
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  35,568,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,568,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     MatlinPatterson LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                  -0-
                              --------------------------------------------------
                              8   SHARED VOTING POWER
              NUMBER OF
               SHARES             35,568,261
         BENEFICIALLY OWNED   --------------------------------------------------
         BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
               PERSON
                WITH              -0-
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  35,568,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,568,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     David J. Matlin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                  -0-
                              --------------------------------------------------
                              8   SHARED VOTING POWER
              NUMBER OF
               SHARES             35,568,261
         BENEFICIALLY OWNED   --------------------------------------------------
         BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
               PERSON
                WITH              -0-
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  35,568,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,568,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Mark R. Patterson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                  -0-
                              --------------------------------------------------
                              8   SHARED VOTING POWER
              NUMBER OF
               SHARES             35,568,261
         BENEFICIALLY OWNED   --------------------------------------------------
         BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
               PERSON
                WITH              -0-
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  35,568,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,568,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 318465101
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     MP Preferred Partners GP LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                  -0-
                              --------------------------------------------------
                              8   SHARED VOTING POWER
              NUMBER OF
               SHARES             35,568,261
         BENEFICIALLY OWNED   --------------------------------------------------
         BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
               PERSON
                WITH              -0-
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  35,568,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,568,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

INTRODUCTION.

This amendment ("Amendment No. 9") amends the Schedule 13D Statement, dated May 14, 2007 (the "Statement", and as amended by Amendment No. 1 thereto, dated July 24, 2007, Amendment No. 2 thereto, dated September 21, 2007, Amendment No. 3 thereto, dated February 26, 2008, Amendment No. 4 thereto, dated February 29, 2008, Amendment No. 5 thereto, dated June 4, 2008, Amendment No. 6 thereto, dated February 17, 2009, Amendment No. 7 thereto, dated June 4, 2009 and Amendment No. 8 thereto, dated July 28, 2009 (the "Amended Statement") filed on behalf of (i) MatlinPatterson FA Acquisition LLC ("Matlin FA"), a Delaware limited liability company, (ii) MatlinPatterson Global Opportunities Partners II L.P. ("Matlin Partners (Delaware)"), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) II L.P. ("Matlin Partners (Cayman)" and, together with Matlin Partners (Delaware), the "Matlin Partners"), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC ("Matlin Advisers"), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners II LLC ("Matlin Global Partners"), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson Asset Management LLC ("Matlin Asset Management"), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC ("MatlinPatterson"), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management, (viii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson, (ix) Christopher Pechock and Frank Plimpton, each an employee of Matlin Advisers, as the persons named in the Proxies described in the Statement, (x) MPII Special Cayman Ltd. ("MPII Special"), an exempted company incorporated in the Cayman Islands, MP II Preferred Partners L.P. ("MP Preferred Partners"), a Cayman Islands limited partnership and MP Preferred Partners GP LLC ("MP Preferred Partners GP"), a Delaware limited liability company. Matlin FA, Matlin Asset Management, MatlinPatterson, David J. Matlin, Mark R. Patterson, MP Preferred Partners and MP Preferred Partners GP are collectively referred to in this Amendment No.8 as the "Reporting Persons" and each is a "Reporting Person." Christopher Pechock and Frank Plimpton ceased to hold any voting rights in the shares described in the Statement as of September 21, 2007 (as reflected in Amendment No. 2 to the Statement and Amendment No. 3 to the Statement), MP II Special ceased to be a member of Matlin FA (as reflected in Amendment No. 6 to the Statement), and each of Matlin Partners, Matlin Global Partners and Matlin Advisers ceased to be a member of Matlin FA as of June 4, 2009 (as reflected in Amendment No. 7 to the Statement) and are no longer Reporting Persons for the purpose hereof.

         On July 28, 2009, Matlin FA entered into a purchase agreement (the "Purchase Agreement") with the Issuer, Merrill Lynch, Pierce, Fenner & Smith Incorporated and each of the other Underwriters named in Schedule A thereto (collectively, the "Underwriters") and the other selling shareholder named therein (the "Other Selling Shareholder") pursuant to which Matlin FA agreed to
(i) sell an aggregate of 6,000,000 Shares (the "Initial Shares") at an initial purchase price of $6.25 per Share ($5.9063 per Share after discounts and commissions) and (ii) grant to the Underwriters an option (the "Overallotment Option") to purchase up to an additional 1,525,000 Shares (the "Overallotment Shares") at an initial purchase price of $6.25 per Share ($5.9063 per Share after discounts and commissions) to cover overallotments, subject to the terms and conditions of the Purchase Agreement (the "Underwritten Sale") as described in Amendment No. 8 to the Statement. The Statement, as previously amended, disclosed the shared beneficial ownership by the Reporting Persons of 37,093,261 shares (the "Shares") of the common stock, par value $0.01 per share ("Common Stock"), of Broadpoint Gleacher Securities Group, Inc. (the "Issuer") held by Matlin FA.

         The Underwritten Sale with respect to the Initial Shares was completed on August 3, 2009 (the "Sale Date"). On August 24, 2009, the Underwriters exercised the Overallotment Option.

         This Amendment No. 9 is being filed on behalf of the Reporting Persons to report the completion of the sale of the Overallotment Shares by Matlin FA to the Underwriters on August 27, 2009. Capitalized terms used and not defined in this Amendment No. 9 shall have the meanings set forth in the Amended Statement. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Amended Statement.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is amended and supplemented by adding the following paragraph as the second to last paragraph of Item 4:

         On August 24, 2009 the Underwriters exercised the Overallotment Option to purchase 1,525,000 Shares from Matlin FA at an initial purchase price of $6.25 per Share ($5.9063 per Share after discounts and commissions) pursuant to the terms of the Purchase Agreement. The closing of the sale of such Shares by Matlin FA to the Underwriters took place on August 27, 2009.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and supplemented by adding the following:

(a)-(b) As of the filing date of this Amendment No. 9, Matlin FA, MP Preferred Partners, MP Preferred Partners GP, Matlin Asset Management, MatlinPatterson, David J. Matlin and Mark R. Patterson are each the beneficial owner of 35,568,261 shares of Common Stock, which represents approximately 29.76% of the shares of outstanding Common Stock of the Issuer (based on 119,873,453 shares of Common Stock outstanding (which represents 117,873,453 shares outstanding as of August 3, 2009 as disclosed by the Issuer in its Form 10-Q for the quarter ended June 30, 2009 filed with the Securities and Exchange Commission on August 14, 2009 plus 2,000,000 newly issued shares of Common Stock that were sold by the Issuer in connection with the sale of the Overallotment Shares as described in the Purchase Agreement)). Except as disclosed in this Amendment No. 9, none of the Reporting Persons has (i) sole or shared power to vote or direct the vote of or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except for the sale of the Overallotment Shares and the other transactions described in this Amendment No. 9, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days, or since the filing of Amendment No. 8, whichever is less.

(d) Not applicable.

(e) Not applicable.

The filing of this Amendment No. 9 shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other Reporting Persons or parties.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended and supplemented by adding the following:

19       Joint Filing Agreement dated as of August 27, 2009 among the Reporting
         Persons.

SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: August 27, 2009

                                       MATLINPATTERSON FA ACQUISITION LLC

                                       By: /s/ Robert H. Weiss
                                           -------------------------------------
                                           Name:  Robert H. Weiss
                                           Title: Vice President


                                       MP PREFERRED PARTNERS GP LLC

                                       By: /s/ Robert H. Weiss
                                           -------------------------------------
                                           Name:  Robert H. Weiss
                                           Title: General Counsel


                                       MATLINPATTERSON LLC

                                       By: /s/ Mark R. Patterson
                                           -------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Member


                                       MATLINPATTERSON ASSET MANAGEMENT LLC

                                       By: /s/ Robert H. Weiss
                                           -------------------------------------
                                           Name:  Robert H. Weiss
                                           Title: General Counsel


                                       MP II PREFERRED PARTNERS L.P.
                                       By: MP Preferred Partners GP LLC,
                                           its general partner

                                           By: /s/ Robert H. Weiss
                                               ---------------------------------
                                               Name:  Robert H. Weiss
                                               Title: General Counsel


                                       DAVID J. MATLIN

                                       By: /s/ David J. Matlin
                                           -------------------------------------
                                           Name:  David J. Matlin


                                       MARK R. PATTERSON

                                       By: /s/ Mark R. Patterson
                                           -------------------------------------
                                           Name:  Mark R. Patterson

                                  EXHIBIT INDEX
                                  -------------


19       Joint Filing Agreement dated as of August 27, 2009 among the Reporting
         Persons.

EXHIBIT 19

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of MatlinPatterson FA Acquisition LLC, MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MP II Preferred Partners L.P., MP Preferred Partners GP LLC, David J. Matlin and Mark R. Patterson, on behalf of each of them a statement on
Schedule 13D (including amendments thereto) with respect to shares of common stock, par value $0.01 per share, of Broadpoint Gleacher Securities Group, Inc., formerly known as Broadpoint Securities Group, Inc., a New York corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 27th day of August 2009.

                                       MATLINPATTERSON FA ACQUISITION LLC

                                       By: /s/ Robert H. Weiss
                                           -------------------------------------
                                           Name:  Robert H. Weiss
                                           Title: Vice President


                                       MATLINPATTERSON LLC

                                       By: /s/ Mark R. Patterson
                                           -------------------------------------
                                           Name:  Mark R. Patterson
                                           Title: Member


                                       MATLINPATTERSON ASSET MANAGEMENT LLC

                                       By: /s/ Robert H. Weiss
                                           -------------------------------------
                                           Name:  Robert H. Weiss
                                           Title: General Counsel


                                       MP II PREFERRED PARTNERS L.P.
                                       By: MP Preferred Partners GP LLC,
                                           its general partner

                                           By: /s/ Robert H. Weiss
                                               ---------------------------------
                                               Name:  Robert H. Weiss
                                               Title: General Counsel


                                       MP PREFERRED PARTNERS GP LLC

                                       By: /s/ Robert H. Weiss
                                           -------------------------------------
                                           Name:  Robert H. Weiss
                                           Title: General Counsel


                                       DAVID J. MATLIN

                                       By: /s/ David J. Matlin
                                           -------------------------------------
                                           Name:  David J. Matlin


                                       MARK R. PATTERSON

                                       By: /s/ Mark R. Patterson
                                           -------------------------------------
                                           Name:  Mark R. Patterson